Exhibit 99.1

Australian Regulator Approves First Commercial Drone Flights in Populated Areas and Near People Using ParaZero Safety Systems

ParaZero and OVRL make history overcoming the previous regulatory barriers, now enabling the first operational approval in Australia for an organization to conduct advanced drone operations in populated areas and near people

Tel Aviv, Israel, Oct. 06, 2023 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (“ParaZero”), an aerospace company focused on drone safety systems for commercial drones and urban air mobility aircraft, and OVRL, an Australian commercial drone operator and training organization, announced today a first-ever Australian authorization for drones to operate over populated areas and near people, when using ParaZero safety systems, approved by the Civil Aviation Safety Agency (CASA).

With the use of ParaZero’s advanced parachute safety technology, ParaZero regional partner, OVRL, has landed a precedent-setting historic approval for complex operations.  OVRL’s tailored safety case and Specific Operations Risk Assessment (SORA) application helped facilitate the landmark approval, now paving the way for all organizations throughout Australia to benefit from similar operational approvals.

“We are extremely proud to be the first commercial drone operator and training provider to bring this exciting new capability to the Australian market. This achievement once again demonstrates our commitment to safety while being at the forefront of commercial operations in Australia. We look forward to helping the industry utilize ParaZero systems and are excited to see the new, previously untested use cases for commercial drones now that they can be legally flown overhead people,” commented Tim Butler, CEO of OVRL.

“We are honored that ParaZero’s technology has been approved to enable a new global territory to conduct advanced drone operations with our SafeAir product line,” commented Aaron Gliner, ParaZero Director of Business Development and Regulation. “We extend our gratitude to the Civil Aviation Safety Agency and our regional partners, OVRL, for their collaborative efforts over the course of several years of rigorous safety case work and analysis, which will now benefit all commercial drone operators seeking to apply for similar authorizations throughout Australia.”

The precedent-setting CASA authorization follows the major announcement regarding the U.S. Federal Aviation Administration (FAA) granting the Airobotics Optimus-1EX system an airworthiness Type Certification, a historic milestone that will streamline continuous operational approvals for broad flight operations, including fully autonomous missions, operations over people, and beyond visual line of sight (BVLOS) operations.

About ParaZero Technologies

ParaZero ( https://parazero.com/ ) is a world-leading developer of autonomous parachute safety systems for commercial drone and urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations overpopulated areas and beyond-visual-line-of-sight (BVLOS).

About OVRL

OVRL (https://ovrl.com.au/) is an industry-leading commercial drone services, aviation consulting, and training services provider. Established in 2014, OVRL has brought together leading industry professionals to provide drone industry leading cinematography, professional services and training within a single organization. With our wealth of diverse expertise in the world of drone technology and our passionate belief that drones can change the world for the better, OVRL has established itself as a trailblazer in the industry.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses paving the way for organizations throughout Australia to benefit from similar operational approvals and benefitting commercial drone operators seeking to apply for similar authorizations throughout Australia. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (Registration No. 333-265178) dated July 26, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the contents of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246